Exhibit 12.1
Nationstar Mortgage
RATIO OF EARNINGS TO FIXED CHARGES
$ in thousands

	July 11, 2006					Three Months Ended
	to		Year Ended December 31,			March 31,
	December 31, 2006	2007	2008	2009	2010	2010	2011
Calculation of income/(loss) from continuing before income taxes and fixed charges
Net income/(loss) from continuing operations	(60,258)	(284,478)	(157,610)	(80,877)	(9,914)	732	7,369
Fixed Charges	60,309	129,894	70,255	73,431	119,288	29,847	26,101

Earnings as adjusted	51	(154,584)	(87,355)	(7,446)	109,374	30,579	39,379

Calculation of fixed charges
Interest expense	55,172	118,553	65,548	69,883	116,163	25,368	25,368
Interest on lease obligations	5,137	11,341	4,707	3,548	3,125	712	733

Total fixed charges	60,309	129,894	70,255	73,431	119,288	29,847	26,101

Calculation of Earnings to Fixed Charges	0.00	(1.19)	(1.24)	(0.10)	0.92	1.02	1.28

Coverage deficiencies	60,258	284,478	157,610	80,877	9,914	—	—